NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

                                                                 31 January 2007

                   RECOMMENDED FINAL OFFER FOR CORUS GROUP PLC
                    from Tata Steel UK Limited ("Tata Steel")

1.   Revised Final Offers

During the course of last night, the auction process set out by the Panel on Takeovers and Mergers to resolve the competitive situation which existed in respect of the Company between Tata Steel and CSN Acquisitions Limited ("CSN Acquisitions") was implemented. Following completion of that process, both Tata Steel and CSN Acquisitions have, this morning, announced their final revised offers for the Company (the "Final Offers").

The final revised offer announced by Tata Steel was at a price of 608 pence in cash per Corus Share (the "Final Tata Offer"). This follows Tata Steel's announcement on 10 December 2006 of a revised offer at a price of 500 pence in cash per Corus Share and the original proposed acquisition by Tata Steel at a price of 455 pence in cash per Corus Share, details of which were set out in the circular which was published on 10 November 2006 (the "Scheme Document"). The Tata Steel acquisition would be implemented by way of a scheme of arrangement.

The final revised offer announced by CSN Acquisitions was at a price of 603 pence in cash per Corus Share (the "Final CSN Offer"). This follows CSN Acquisitions' announcement on 11 December 2006 of its pre-conditional offer at a price of 515 pence in cash per Corus Share, details of which were set out in an information document which was published on 15 December 2006 (the "Information Document"). The CSN acquisition would be implemented by way of a scheme of arrangement, subject to the satisfaction or waiver of the pre-condition that either Corus Shareholders reject the Tata scheme of arrangement or the Tata scheme of arrangement is otherwise withdrawn by Corus or lapses.

2.   Recommendation

The Board of Corus met today to consider the Final Offers.

The Corus Directors, who have been so advised by Credit Suisse (as lead financial adviser), JPMorgan Cazenove and HSBC, consider the terms of the Final Tata Offer to be fair and reasonable, so far as Corus Shareholders are concerned. Given that the price of the Final Tata Offer is five pence above that of the Final CSN Offer, the Corus Directors believe that the Final Tata Offer represents the best value for Corus Shareholders and intend to recommend unanimously that Corus Shareholders vote in favour of the scheme of arrangement to implement the Final Tata Offer at the court meeting and extraordinary general meeting that the board now intends to reconvene.

Commenting on today's announcement, Jim Leng, Chairman of Corus, said:

"The final offer of 608 pence from Tata is the culmination of a thorough process conducted by my Board to secure both the best value for shareholders and the right strategic future for Corus. Tata and Corus are stronger together and will be able to compete effectively in an increasingly global environment. This combination creates a strong and robust platform for growth that will benefit all stakeholders."

3.   General

A circular (the "Revised Scheme Document") containing further details of the Final Tata Offer will be published in due course. This circular will also contain a revised timetable of the principal events required to implement the Final Tata Offer, including revised dates for the court meeting and extraordinary general meeting, as well as notices reconvening such meetings which, on 20 December 2006, were adjourned until further notice.

Although Credit Suisse is acting as lead financial adviser to Corus, other members of the Credit Suisse Group are, with the consent of Corus, providing acquisition finance and related services to Tata Steel in relation to the Final Tata Offer and, as a consequence, Credit Suisse is a connected party to Tata Steel. JPMorgan Cazenove, as part of the JPMorgan group, has historical relationships with the Tata companies and, as a consequence, is also a connected party to Tata Steel. HSBC is therefore providing independent advice to the Board of Corus in connection with the Final Offers for the purposes of Rule 3 of the Takeover Code. In providing advice to the Corus Directors, Credit Suisse, JPMorgan Cazenove and HSBC have taken into account the commercial assessments of the Corus Directors.

Unless the context otherwise requires, capitalised terms in this announcement have the meaning given to them in the Scheme Document.

Enquiries:

Corus Group plc
David Lloyd, Chief Financial Officer                   Tel: +44 (0) 20 7717 4557
Emma Tovey, Director, Investor Relations               Tel: +44 (0) 20 7717 4514

Credit Suisse (lead financial adviser to Corus)
James Leigh-Pemberton                                  Tel: +44 (0) 20 7888 8888
Jeremy Fletcher                                        Tel: +44 (0) 20 7888 8888
Zachary Brech                                          Tel: +44 (0) 20 7888 8888

JPMorgan Cazenove (joint financial adviser and corporate broker to Corus)
Edmund Byers                                           Tel: +44 (0) 20 7588 2828
Barry Weir                                             Tel: +44 (0) 20 7588 2828
Matthew Lawrence                                       Tel: +44 (0) 20 7588 2828

HSBC (Rule 3 adviser to Corus)
Adrian Coates                                          Tel: +44 (0) 20 7992 2326
Charles Packshaw                                       Tel: +44 (0) 20 7992 2162
Raj Kohli                                              Tel: +44 (0) 20 7992 2328
Jan Sanders                                            Tel: +44 (0) 20 7992 2115

Brunswick (PR adviser to Corus)                        Tel: +44 (0) 20 7404 5959
Kevin Byram
Laura Cummings
Ash Spiegelberg

This announcement is not intended to and does not constitute, or form part of, any offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Final Tata Offer or otherwise. The Final Tata Offer will be made solely through the Revised Scheme Document, which will contain the full terms and conditions of the Final Tata Offer, including details of how to vote in respect of the Final Tata Offer. Any response to the Final Tata Offer should be made only on the basis of the information contained in the Revised Scheme Document.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Final Offers and members of the Credit Suisse Group are providing acquisition finance and related services to Tata Steel in relation to the Final Tata Offer. No member of the Credit Suisse Group is advising any other person in relation to the Final Offers and will not be responsible to anyone other than Corus and Tata Steel for providing the protections afforded to clients of Credit Suisse, nor for providing advice in relation to the Final Offers or any matters referred to herein.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Final Offers and is not acting for any other person in relation to the Final Offers and will not be responsible to anyone other than Corus for providing the protections afforded to clients of JPMorgan Cazenove, nor for providing advice in relation to the Final Offers or any matters referred to herein.

HSBC, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Final Offers and is not acting for any other person in relation to the Final Offers and will not be responsible to anyone other than Corus for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Final Offers or any matters referred to herein.

The availability of the proposals described herein to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be provided in the Revised Scheme Document.

The publication of this announcement in jurisdictions other than England and Wales may be restricted by law and therefore persons in such jurisdictions into whose possession this announcement comes should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with English law and the Takeover Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

Corus is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the "SEC"). Reports and other information filed by Corus with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E.,

Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC's website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

The loan notes that may be issued pursuant to the Final Tata Offer (the "Loan Notes") have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

Any Loan Notes which may be issued pursuant to the Final Tata Offer have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Listing Authority or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by Tata Steel and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Dutch Listing Authority has not reviewed, approved or disapproved this announcement, the Final Tata Offer or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this announcement.

The Final Tata Offer relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Final Tata Offer is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and India that may not be comparable to the financial statements of US companies.

This announcement includes "forward-looking statements" under United States securities laws, including statements about the expected timing of the Final Tata Offer, the expected effects on Corus of the Final Tata Offer, anticipated earnings enhancements, estimated cost savings and other synergies, potential strategic options, plans for and benefits of integration, estimated future growth, market position and steelmaking capacity and all other statements in this announcement other than statements of historical fact. Forward-looking statements include, without limitation, statements that typically contain words such as "will", "may", "should", "continue", "aims", "believes", "expects", "estimates", "intends", "anticipates", "projects", "plans" or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including, but not limited to, the satisfaction of the conditions to the Final Tata Offer, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients' commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Corus and Tata Steel businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward looking statements contained in this announcement are made as of the date hereof, and Corus assumes no obligation and does not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

Dealing Disclosure Requirements:

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Corus, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the scheme of arrangement relating to the Final Tata Offer becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Corus by Tata Steel Limited, Tata Steel, Companhia Siderurgica Nacional, CSN Acquisitions or Corus, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 you should consult the Panel.